UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of January, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated January 28, 2008	3 – 5
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2008	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco to Begin Upgrades at Port Hope Conversion Facility
Saskatoon, Saskatchewan, Canada, January 28, 2008 . . . . . . . . . . . . . .
Cameco Corporation has received regulatory approval to begin repairing and upgrading the Port Hope uranium hexafluoride (UF6) conversion plant following the discovery of soil contamination beneath the facility. While UF6 plant operations have been suspended since the discovery in July 2007, uranium dioxide conversion and other activities at the site have not been affected.
Cameco has set a target of resuming UF6 production in the third quarter of 2008 at the earliest. We expect to provide a more specific timetable after construction schedules are finalized and availability of contractors is confirmed. Resuming production in the UF6 plant will require CNSC approval.
Cameco has met scheduled UF6 deliveries since the plant shut down. We have continued to work with our customers to manage our worldwide pool of inventories in order to facilitate customer requirements at specific locations. In addition, we have both arranged for voluntary deferrals of UF6 deliveries and purchased UF6 conversion services. These actions are intended to allow us to meet utility delivery commitments until Port Hope production resumes, assuming customers do not accelerate deliveries and UF6 production and other purchases proceed as planned.
The Canadian Nuclear Safety Commission (CNSC) has notified Cameco that it can begin installing the structures and new equipment required for safely operating the plant. Cameco has already removed most of the UF6 plant floor and the top 0.6 metres of soil beneath areas of the UF6 plant where leakage was identified. Subsequent steps involve pouring the concrete floor of the UF6 building, adding leak-proof surface coatings and re-installing equipment. Additionally, a groundwater management system outside the plant will be installed to contain, recover and treat affected groundwater. We will require approval for the final design, installation and operation of this system.
Cameco must also complete and receive CNSC approval for a comprehensive risk assessment that will identify contaminants that could pose a potential risk to the environment and verify that the selected treatment methods and technology will effectively mitigate potential risks. The health and safety of employees and the public have not and will not be adversely affected based on a preliminary risk assessment and the low concentrations of contaminants in the soil and groundwater outside the footprint of the UF6 plant.
The estimate for the cleanup of the contaminated soil at Port Hope has been increased to $15 to $20 million from the $3 million previously recorded due to an increase in the scope of work required to remediate the contaminated areas. In addition, Cameco expects to spend $20 to $25 million on plant improvements.

CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Statements contained in this news release which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. The statements above regarding the target date for resumption of Port Hope UF6 production and certain other statements regarding future events, including meeting UF6 utility delivery commitments and the estimated cleanup and plant improvement costs are forward-looking information and are based upon the following key assumptions and subject to the following material risk factors that could cause results to differ materially: we have made certain assumptions regarding the timing of regulatory approvals for remediation activities, modifications to the UF6 plant, and production restart, but they are subject to the risk that they take longer to obtain than anticipated; we have assumed that the UF6 plant can be brought back into production without unforeseen difficulty or delay, but that is subject to a number of risks including the risk of unusual difficulties arising from the extended length of time that the UF6 plant has been shut down, the risk that there will be a delay in or failure to procure the required contractors, equipment and suppliers, the risk of equipment failure, the risk of natural phenomena including inclement weather conditions and fire, and the risk of delay or ultimate lack of success; we have assumed that the findings in our preliminary risk assessment prove to be correct, but that is subject to the risk of adverse findings in the final risk assessment; and we have assumed our efforts to meet scheduled UF6 delivery commitments will succeed, but that is subject to a number of risks including customers accelerating UF6 deliveries or UF6 production, purchases and deferrals not proceeding as planned; and we have made certain assumptions in connection with our remediation and plant improvements cost estimates, which are subject to the risk that costs are higher than expected.
The forward-looking information and statements included in this news release represent Cameco’s views as of the date of this news release and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this news release regarding the resumption of UF6 production and related matters noted above is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could vary, or differ materially, from those anticipated in them. Accordingly, readers of this news release should not place undue reliance on forward-looking information and statements.

PROFILE
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor and media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316

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